Exhibit 12.1

PROLOGIS, INC. AND PROLOGIS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Six Months Ended
	June 30,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Consolidated net earnings	$756,950	$1,760,959	$1,292,540	$925,515	$739,284	$229,529
Add (Deduct):
Fixed charges	133,766	344,205	382,436	375,094	382,210	458,285
Capitalized interest	(23,464)	(54,493)	(64,815)	(60,808)	(61,457)	(67,955)
Earnings from unconsolidated entities, net	(125,205)	(248,567)	(206,307)	(159,262)	(134,288)	(97,220)
Distributed income from equity entities	175,960	307,220	286,651	284,664	294,890	68,319
Income tax expense (benefit)	30,656	54,609	54,564	23,090	(25,656)	106,733
Earnings, as adjusted	$948,663	$2,163,933	$1,745,069	$1,388,293	$1,194,983	$697,691
Fixed charges:
Interest expense	$102,575	$274,486	$303,146	$301,363	$308,885	$379,327
Capitalized interest	23,464	54,493	64,815	60,808	61,457	67,955
Portion of rents representative of the interest factor	7,727	15,226	14,475	12,923	11,868	11,003
Total fixed charges	$133,766	$344,205	$382,436	$375,094	$382,210	$458,285
Ratio of earnings, as adjusted, to fixed charges	7.1	6.3	4.6	3.7	3.1	1.5